NO ACT

PE
12-17-12





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


13000189

DIVISION OF
CORPORATION FINANCE

Received SEC

FEB 21 2013

Washington, DC 20549

February 21, 2013

Wayne A. Wirtz
AT&T Inc.
ww0118@att.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-21-13

Re: AT&T Inc.
Incoming letter dated December 17, 2012

Dear Mr. Wirtz:

This is in response to your letter dated December 17, 2012, January 17, 2013, and January 28, 2013 concerning the shareholder proposal submitted to AT&T by the SNET Retirees Association, Inc. and Jane Banfield. We also have received letters on the proponents' behalf dated January 14, 2013, January 24, 2013, and January 30, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Cornish F. Hitchcock
Hitchcock Law Firm PLLC
conh@hitchlaw.com

February 21, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Inc.
Incoming letter dated December 17, 2012

The proposal urges the board to seek shareholder approval of any senior executive officer's new or renewed compensation package that provides for severance or termination payments with an estimated total value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus.

There appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(i)(2) because it may cause AT&T to breach existing compensation agreements. It appears that these defects could be cured, however, if the proposal were revised to state that it applies only to compensation awards made in the future. Accordingly, unless the proponent provides AT&T with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that AT&T may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that AT&T may exclude the proposal under rule 14a-8(i)(9). The proposal does not appear to directly conflict with the Stock Purchase and Deferral Plan for which AT&T intends to seek shareholder approval at the upcoming annual meeting. Accordingly, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

We are unable to concur in your view that AT&T may exclude the proposal under rule 14a-8(i)(10). We are unable to conclude that AT&T's policies, practices, and procedures compare favorably with the guidelines of the proposal such that AT&T has substantially implemented the proposal. Accordingly, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Charles Lee
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

HITCHCOCK LAW FIRM PLLC
5614 CONNECTICUT AVENUE, NW • NO. 304
WASHINGTON, D.C. 20015-2604
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

30 January 2013

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

By Electronic mail

Re: Shareholder proposal to AT&T Inc. from SNET Retirees Association, Inc. and Jane Banfield

Dear Counsel:

AT&T's third letter opposing the proposal from the SNET Retirees Association, Inc. and Jane Banfield, dated 28 January 2013, raises the (i)(10) exclusion as an additional basis for excluding the proposal. This claim comes more than 80 days after the deadline in Rule 14a-8, and AT&T cites no "good cause" for waiving the 80-day requirement.

Even if the objection were timely, and contrary to AT&T's assertion, the proponents have made no concession as to the effect of the mandatory say-on-pay vote, and the Division has consistently disagreed with similar contentions from other companies. *See Whirlpool Corporation* (Jan. 28, 2011; *Navistar International Corporation* (Jan. 4, 2011); *accord General Electric Co.* (Feb. 2, 2011). Also, AT&T fails to distinguish this proposal from the *identical* proposal in *Verizon Communications International* (18 January 2013), where no-action relief was denied.

Our prior letters have fully responded to the (i)(3) objection, and without conceding the point, we have stated a willingness to make a language chance should the Division deem it necessary.

Thank you for your consideration of these points.

Very truly yours,

/s/
Cornish F. Hitchcock

cc: Wayne Wirtz, Esq.



Wayne A. Wirtz
Associate General Counsel
Legal Department
208 S. Akard, Room 3024
Dallas, Texas 75202
(214) 757-3344
ww0118@att.com

1934 Act/Rule 14a-8

By e-mail: shareholderproposals@sec.gov

January 28, 2013

1934 Act/ Rule 14a-8

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc. 2013 Annual Meeting – SNET Retirees Stockholder Proposal

Ladies and Gentlemen:

This statement supplements AT&T's December 17, 2012, and January 17, 2013, correspondence under Rule 14a-8(j) regarding the omission of a stockholder proposal ("Proposal") from SNET Retirees Association, Inc. and Jane Banfield (the "Proponents") submitted for inclusion in AT&T's 2013 proxy materials. We have now received the comments of Cornish F. Hitchcock, Esq., on behalf of the Proponents in letters dated January 14, 2013, and dated January 24, 2013. AT&T responds below and, in light of comments made by the Proponents in the foregoing correspondence, adds additional reasons for omission of the Proposal.

The Proposal Conflicts with Stockholders' Approval of the Stock Purchase and Deferral Plan – Rule 14a-8(i)(9)

As noted in our earlier correspondence, AT&T intends to seek stockholder approval of the Stock Purchase and Deferral Plan (the "Plan"), which provides for the distribution of all deferrals at termination of employment from death, among other things. There is no limit on the amount of deferrals or ultimate amount that may be paid at death. The Proposal, on the other hand, would limit the amount of "cash, equity or other compensation" that may be "paid out" by the plan as a result of a termination of employment due to death. Therefore, the Proposal may be properly omitted under Rule 14a-8(i)(9).

In response to AT&T's position that the Proposal conflicts with approval of the Plan, the Proponents complain that "none of the many dozens of '2.99 times' severance approval proposals introduced in recent years has even been interpreted to include previously earned salary or bonuses saved voluntarily in deferral plans..." In fact, the Staff has not interpreted them one way or another, and almost all of the challenges are based on vagueness, not based on conflict with a management proposal. AT&T is aware of no Staff letters that address a severance proposal that has conflicted with a plan being submitted to stockholders.

Moreover, Proponents chose not to follow the typical language of severance type proposals. The Proponents deliberately modified a standard proposal in key ways to limit every possible payment at termination by defining "severance or termination payments" to include any "cash, equity or other compensation that is paid out or vests due to a senior executive's termination for any reason." In addition, to emphasize the broad nature of their Proposal, the Proponents even decided to not merely refer to "severance agreements" but instead referred to "severance or termination payments." See, e.g., *Nabors Industries, Ltd.* (Mar. 27, 2012), referring to "severance agreements." The Proponents not only changed the typical reference to "severance agreements," but added a new phrase "termination payments." In fact, each of the letters cited by the Proponents (that they complain are "ignored" by AT&T), as in *Nabors*, reference only "severance agreements" not "compensation packages," or "severance or termination payments."

Other than the Proposal (and any recent duplicate of the Proposal), AT&T found only one 2.99 proposal that used the term "termination payments," and in that proposal, the proponent was careful to omit deferrals from being captured in the term. In *Lucent Technologies* (Oct. 28, 2004), the proposal sought limits on severance agreements, including all "post-termination payments (in cash or in kind) not earned or vested prior to termination...." The *Lucent* proponent obviously thought the language addressing termination payments would capture deferrals and other previously vested compensation, and the *Lucent* proposal specifically excluded it. Yet when the Proponents modified and expanded a common proposal on severance agreements to instead focus on all termination payments, they chose not to exclude deferrals. This was not an accident; they wanted to capture every payment of every kind.

Finally, as noted previously, in the reasons for the Proposal, the Proponents specifically reference death benefits, stating, "For example, in the event of termination due to death or disability, [the CEO] would have received nearly $28.5 million in unvested performance shares and restricted stock, which pays out at 100% of target." The provision in AT&T's Plan that provides for accelerated distributions in the event of death is intended to be a benefit to the family of the employee. The Proposal reaches every "payment" that was made "for any reason" in connection with a termination, including those made at death under the Plan.

Submitting both the Plan and the Proposal to stockholders for approval at the same meeting would create the possibility of inconsistent and ambiguous results if both were approved. As a result the Proposal may be properly omitted under Rule 14a-8(i)(9).

The Proposal is Vague and Indefinite – Rule 14a-8(i)(3)

The Proponents correctly bring up the lack of precedents cited by AT&T with regard to this Proposal. That is because there are few precedents to cite because the Proposal is so unique.

Nabors and each of the other letters cited by the Proponents focus on seeking approval of "severance agreements," while the Proposal addresses the far broader "compensation packages."

Under the Proposal, if a company offers severance or termination payments that exceed the limits of the Proposal, then the entire "new or renewed compensation package" of which the severance or termination provisions are a part must be approved by stockholders. In other words, the unique language of the Proposal focuses not on severance arrangements but on the complete "compensation package," not merely the severance provisions. The compensation package would include not only salary and bonus, but automobile benefits, life insurance, financial counseling, and every other executive benefit. While the Proposal attempts to define "severance or termination payments," it leaves it to the stockholders to determine the breadth of the definition of "compensation package." Because of the lack of any explanation, stockholders who would be voting on the Proposal may not understand that they may be authorizing another form of a "say on pay" resolution. In fact, when AT&T conducted a Lexis search for the use of the phrase "compensation package" in a proposal calling for a 2.99 limit, it found none.

We note that the Proponents, in their letter of January 14, agree with AT&T on this point. As noted on page 4 of that letter, the Proponents assert that AT&T uses the term "compensation package" in order "to describe what senior executives receive in aggregate." The Proponents go on to state "What the Board's Compensation Committee describes [in the proxy statement] as adding up to the senior executive 'compensation package' is also identical to what stockholders are asked to vote on in the Advisory Vote on Executive Compensation in the same document." The paragraph ends with, "Proponents intend the same common sense meaning of 'compensation package' used by AT&T in 23 references in the past two Proxy Statements." The Proponents intend that the compensation package they are asking stockholders to vote on is the same package as that described in the company's proxy statement.

In the 2012 Proxy Statement, AT&T describes its compensation packages on pages 21 and on pages 31 through 69. The compensation package consists of not only the Stock Purchase and Deferral Plan, but also a wide variety of other compensation and benefits described in over 30 pages of the proxy statement, including some compensation that is payable at termination of employment. As a result, the Proposal calls for the approval of every executive officer compensation and benefit plan, including existing awards. Nowhere does the Proposal give any indication of the extraordinary breadth of this undertaking. Every renewal of any benefit in the broad compensation package would cause the company to seek a new stockholder approval of the entire compensation package or as the Proponents claim is "identical to what shareholders are asked to vote on in the Advisory Vote." AT&T doubts stockholders would fully understand the broad reach of the Proposal.

The next issue is whether a stockholder would understand what was included in the concept of severance or termination payments. We have asserted above that the language of this portion of the proposal would include all payments at termination, including those from deferral plans. We understand that the Staff, in a January 18, 2013, letter to Verizon (correspondence may still be in the process of being exchanged), would not concur with Verizon's position that a stockholder could not reasonably determine what would be included in payments made at termination. This position does not alter the fact that if the payments would exceed 2.99 times salary and bonus, then the entire new or renewed compensation package of the executive must be approved by stockholders.

The Proposal Would Cause AT&T to Violate of State Law – Rule14a-8(i)(2)

The Proponents' objection to this argument is that the Board would have 12 months to correct its severance plans in the event the Proposal were adopted and that the timing issue is entirely within the control of the Board. This is not correct, which can be demonstrated with a single example.

In the event the Proposal passed and shortly thereafter a person acquired 20% of the outstanding shares of the company, that would constitute a change in control under the Change-in-Control Severance Plan and any employee terminated after that event would be entitled to the change in control payments. The Proponents state: "[T]he timing issue that AT&T's Supplemental Letter claims could result in a violation of state law is entirely within the control of the Board..." They go on to state: "[I]t could only occur because the Board chose not to amend the CIC Severance Plan to align with the new severance approval policy."

The Proposal could be adopted at our April 2013 meeting. Were a stockholder able to complete the acquisition of 20% of the outstanding stock on May 1, and an employee was fired or left because of a diminution of duties constituting "good reason" on May 2, the employee would be entitled to the change in control payments (along with other vesting of awards). *See* exhibit 10v to AT&T's Form 10-K for 2011, filed March 1, 2011, for a copy of the plan. The plan does not permit the company to delay a payment while it seeks stockholder approval at the next annual meeting. Nor may the Board amend the plan to reduce the benefits before January 1, 2014.

In addition, the requirement for approval of every "compensation package" with termination payments in excess of 2.99 will reach existing, binding agreements. In their January 14 letter on page 7, Proponents dismiss AT&T's concern that the Proposal would breach of existing contracts by arguing that AT&T is only referring to earned awards. This is not correct.

As noted above, Proponents have asserted that the "compensation package" includes all the compensation described in AT&T's proxy statement, which includes current and existing grants of awards, such as restricted stock and restricted stock units, that vest and pay out under a variety of termination scenarios, including death, for example. These awards are typically in stock and may only be modified in limited circumstances and can easily exceed 2.99 times salary and bonus. Once a package is "renewed" by any change to the package, a new approval of all the awards is called for. Failure to obtain the approval would require AT&T to fail to comply with the terms of the existing awards in violation of state law. As a result, the Proposal may be properly omitted under Rule 14a-8(i)(2).

The Proposal Conflicts with Advisory Vote on Compensation – Rule 14a-8(i)(9)

As noted above, Proponents claim on page 4 of their January 14 letter:

> What the Board's Compensation Committee describes as adding up to the senior executive 'compensation package' is also identical to what shareholder are asked to vote on in the Advisory Vote on Executive Compensation in the same document. ... Proponents intend the same common sense meaning of 'compensation package' used by AT&T in 23 references in the past two Proxy Statements.

Based on this acknowledgement, it is clear that the Proponents intend for the Proposal to act as a second Advisory Vote on Compensation. As they note, the Proposal calls for approval of the same compensation package as that in the Advisory Vote. AT&T has committed to include in its proxy materials an annual say-on-pay proposal allowing stockholders the opportunity to approve the compensation of its named executive officers as disclosed pursuant to Item 402 of Regulation S-K. As such, the stockholder vote called for by the Proposal would duplicate the vote in the Advisory Vote and would present stockholders with alternative and conflicting decisions on the same subject matter, which could lead to an inconsistent and ambiguous result.

Rule 14a-8(i)(9) provides that a stockholder proposal may be excluded if "the proposal directly conflicts with one of the company's own proposals to be submitted to stockholders at the same meeting." (*See* AT&T's description of how the Proposal would conflict with the approval of AT&T's deferral plan in its December 17, 2012, letter for relevant citations.) As such, the Proposal may be properly omitted under Rule 14a-8(i)(9).

The Proposal Has Been Substantially Implemented – Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a company to omit a proposal from its proxy statement and form of proxy if the company has substantially implemented the proposal. The general policy underlying the substantially implemented basis for exclusion is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Release No. 34-12598 (July 7, 1976).

The note to Rule 14a-8(i)(10), which was added in connection with the adoption of Rule 14a-21 pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), provides that:

> A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K or any successor to Item 402 (a "say-on-pay vote") ... provided that in the most recent shareholder vote... a single year (i.e., one, two or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote....

As contemplated by the note, at AT&T's 2011 Annual Meeting, a majority of AT&T's stockholders cast votes for an annual say-on-pay vote, and immediately thereafter AT&T it would implement annual voting on the say on pay proposal. *See* AT&T's Current Report on Form 8-K, filed May 5, 2011.

As acknowledged by the Proponents, their Proposal covers the same compensation as that covered in AT&T's annual say on pay vote. As the Proponents "urge our Board of Directors to seek approval" of any "new or renewed compensation package," so does the Instruction to Rule 14a-21 require the company to put forth a resolution "to approve the compensation" of AT&T's senior executives. To include the Proposal in AT&T's proxy materials along side the say on pay proposal would contradict the purpose and policy reasons behind the adoption of the say-on-pay note. As the Commission stated in Release No. 33-9178 and Release No. 34-63768 (February 2, 2011), "if a majority of votes cast favors a given frequency and the issuer adopts a policy on frequency consistent with the choice of the majority of votes, then in our view, as a matter of policy it is appropriate for Rule 14a-8 to provide for exclusion of subsequent stockholder proposals that would provide a say-on-pay vote, seek future say-on-pay votes, or relate to the frequency of say-on-pay votes. We believe that, in these circumstances, additional stockholder proposals on frequency generally would unnecessarily burden the company and its stockholders given the company's adherence to the view favored by a majority of stockholder votes regarding the frequency of say-on-pay votes."

The Staff has consistently found proposals to have been substantially implemented within the scope of Rule 14a-8(i)(10) when the company already has procedures in place relating to the subject matter of the proposal. In *Texaco, Inc.* (Mar. 28, 1991) (proposal requesting that the company adopt the "Valdez Principles" regarding environmental matters was substantially implemented by company action), the Staff noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *See also Wal-Mart Stores, Inc.* (Mar. 30, 2010) (proposal requesting the board to adopt principles "for national and international action to stop global warming" based on six model principles was substantially implemented by a company climate strategy); and *Merck & Co., Inc.* (Mar. 14, 2012) (proposal requesting that the board issue an annual report to stockholders disclosing procedures to ensure proper animal care was substantially implemented by Merck's public disclosures).

We note that the Staff has not concurred in the omission of certain proposals under Rule 14a-8(i)(10) where issuers have asserted that 2.99 times proposals were substantially implemented by say on pay proposals. However, each of the proposals specifically sought approval of "future severance agreements," unlike the Proposal at hand, which seeks approval of broad based compensation packages. *See Navistar International Corporation* (Jan. 4, 2011) and *General Electric Company* (Feb. 2, 2011). As acknowledged by the Proponents, the compensation packages to be submitted to stockholders under the Proposal make up the same compensation as that to be approved in management's annual say on pay resolution.

Accordingly, for the foregoing reasons and the reasons set forth in AT&T's letters of December 17, 2012, and of January 14, 2013, AT&T believes the Proposal may be properly omitted from its 2013 proxy materials.

If you have any questions or need additional information, please contact me at (214) 757-3344.

Sincerely,



cc: Cornish Hitchcock (via e-mail: conh@hitchlaw.com)

HITCHCOCK LAW FIRM PLLC
5614 CONNECTICUT AVENUE, NW • NO. 304
WASHINGTON, D.C. 20015-2604
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

January 24, 2013

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

By Electronic mail

Re: Shareholder proposal to AT&T Inc. from SNET Retirees Association, Inc. and Jane Banfield

Dear Counsel:

This letter will respond on behalf of the SNET Retirees Association, Inc. and Jane Banfield ("the Proponents") to the Supplemental Letter from counsel for AT&T Inc. ("AT&T" or the "Company") dated January 17, 2013 ("AT&T Letter"), and which responds to my letter of the 14th. Although AT&T's Supplemental Letter does little more than repeat its original arguments, Proponents respond below to clarify a few points.

1. Management Proposal to Approve Stock Purchase and Deferral Plan

AT&T reiterates its belief that the "severance and termination payments with an estimated total value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus" that form the basis of the Resolution are intended to include *previously earned salary and bonus compensation* that executives have voluntarily saved over many years in the AT&T Stock Purchase and Deferral Plan. As we previously explained, no plausible reading of the Resolution and Supporting Statement can support that conclusion.

Reinforcing this common sense reading of the Resolution is the fact that none of the many dozens of "2.99 times" severance approval proposals introduced in recent years at other major public companies has ever been interpreted to include previously earned salary or bonuses saved voluntarily in deferral plans or pension or 401(k) plans. Therefore, a stockholder vote on amendments to the Deferral Plan neither conflicts with nor has any relationship whatsoever to the Proponents' proposed policy on ratification of future severance compensation.

2. **Vague and Indefinite**

AT&T has no answer to the point in our previous letter that there is no precedent in AT&T's favor and that AT&T ignores decisions (that we cited) that explicitly reject claims that substantially similar "2.99 times" severance approval proposals are impermissibly vague. AT&T does make a stab at distinguishing the most recent of those adverse determinations, *Nabors Industries, Ltd.* (March 27, 2012), but that attempt must fail because AT&T seeks to conflate the Resolution's reference to "compensation package" with AT&T's focus on the total value of severance payments. Without repeating what we previously argued, suffice it to note that in context, there is no substantial difference between the Nabors proposal (requesting "shareowner approval of future severance agreements" with a value exceeding "2.99 times") and Proponents' proposal (requesting "shareholder approval of any . . . new or renewed compensation package that provides for severance or termination payments" with a value exceeding "2.99 times").

Finally, AT&T's Supplemental Letter claims that the Supporting Statement indicates that Proponents are "confused" about whether pension and deferred compensation plan savings are included in the Resolution's definition of "severance or termination payments" that pay out or vest "due to the executive's termination" – and so therefore shareholders will be confused as well. In context, it is clear that the paragraph quoted by AT&T – which follows paragraphs explicitly describing the $18 to $34 million in severance payments disclosed in the 2012 Proxy Statement for each of three senior executives – is expressing exasperation that "these [severance] payouts . . . *are in addition to* qualified pension and non-qualified pension and deferred compensation plans, which pay millions more." Moreover, the executive's accumulated savings in pension and deferred compensation plans couldn't logically be part of the severance payouts since the preceding two paragraphs cite (twice) the specific page number in AT&T's 2012 Proxy Statement (page 69) that disclose the estimated total severance payouts for the three executives – and those estimates explicitly do not include the value of vested pension or deferred compensation plans.

At the end of the day, AT&T's entire (i)(3) claim seems to derive from the words italicized below in the first sentence of the Resolution: "urge our Board of Directors to seek shareholder approval of any senior executive officer's *new or renewed compensation package that provides for* severance or termination payments with an estimated total value exceeding 2.99 times . . ." Without conceding the point, and should the Division deem it necessary we would be willing to delete the italicized words in order to resolve any (i)(3) concrerns.

3. Violation of State Law

Perhaps recognizing the shakiness of its position, AT&T's Supplemental Letter adds one new argument: It appears to claim that if Proponents' proposal is implemented and if shareholders fail to approve an excessive severance package at a subsequent Annual Meeting (typically held in May), that a change in control and termination of a senior executive officer could occur before the Board could reduce the lump sum severance amount promised to an executive under the Company's Change in Control Severance Plan (the "CIC Plan"). AT&T opines that under the current terms of the CIC Plan, it must reduce a benefit by September 30 for it to become effective the following year (on January 1).

This argument is hardly credible since even if the Proponents' proposal receives majority support, and even if the Board decides to implement the policy, and even if the total value of severance payments promised to one or more senior executive officers exceeds 2.99 times salary plus bonus, the Board would have at a bare minimum 12 full months to amend the CIC Plan to avoid this potential (albeit unlikely) problem. In other words, the timing issue that AT&T's Supplemental Letter claims could result in a violation of state law is entirely within the control of the Board, and our Resolution does not seek to micromanage the implementation process. If the scenario posited in the Supplemental Letter ever arose, it could only occur because the Board chose not to amend the CIC Severance Plan to align with the new severance approval policy. The Board can control if and when to implement this Resolution proposal, just as the Board is free to decide- and change the terms of the CIC Plan.[1]

Conclusion

AT&T has failed to meet its burden of showing that the proposal may be excluded, and we respectfully ask you to advise AT&T that the Division cannot concur with the Company's objections and request to omit. Thank you for your consideration of these points. Please feel free to contact me if any additional information would be helpful.

Very truly yours,

/s/

Cornish F. Hitchcock

cc: Wayne Wirtz, Esq.

[1] As mentioned in Proponents' initial reply letter, the CIC Plan states: "The Board or the Committee may amend (and, by amendment, terminate) this Plan at any time." *AT&T Inc. Change in Control Severance Plan,* amended and restated September 23, 2010 (effective Jan. 1, 2011)



Wayne A. Wirtz
Associate General Counsel
Legal Department
208 S. Akard, Room 3024
Dallas, Texas 75202
(214) 757-3344
ww0118@att.com

1934 Act/Rule 14a-8

By e-mail: shareholderproposals@sec.gov

January 17, 2013

1934 Act/ Rule 14a-8

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc. 2013 Annual Meeting – SNET Retirees Stockholder Proposal

Ladies and Gentlemen:

This statement supplements AT&T's correspondence under Rule 14a-8(j) regarding the omission of a stockholder proposal ("Proposal") from SNET Retirees Association, Inc. and Jane Banfield (the "Proponents") submitted for inclusion in AT&T's 2013 proxy materials. Subsequently, we received the comments of Cornish F. Hitchcock, Esq., on behalf of the Proponents in a letter dated January 14, 2013 ("Hitchcock Letter"). AT&T responds below.

The Proposal

The Proposal reads as follows:

> RESOLVED: The shareholders of AT&T urge our Board of Directors to seek shareholder approval of any senior executive officer's new or renewed compensation package that provides for severance or termination payments with an estimated total value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus.
> "Severance or termination payments" include any cash, equity or other compensation that is paid out or vests due to senior executive's termination for any reason. Payments include those provided under employment agreements, severance plans, change-in-control clauses in long-term equity or other compensation plans, and agreements renewing, modifying or extending any such agreement plan.

"Total value" of these payments includes: lump-sum payments; payments offsetting tax liabilities; perquisites or benefits that are not vested under a plan generally available to management employees; post-employment consulting fees or office expense; and equity awards as to which the executive's vesting is accelerated, or a performance condition waived, due to termination.
The Board shall retain the option to seek shareholder approval after material terms are agreed upon.

AT&T intends to omit the Proposal for the following reasons: (a) AT&T intends to submit a proposal to stockholders at the 2013 Annual Meeting to approve the AT&T Stock Purchase and Deferral Plan, which conflicts with the proposal submitted by the Proponents (Rule 14a-8(i)(9)); (b) the proposal is vague and misleading (Rule 14a-8(i)(3)), and (c) implementation of the proposal would require AT&T to violate state law (Rule 14a-8(i)(2)).

The Proposal Conflicts with Stockholders' Approval of the Stock Purchase and Deferral Plan.

As noted in AT&T's prior statement, the Stock Purchase and Deferral Plan ("Plan") provides for the deferral of compensation by executives into deferred shares of AT&T stock. Participation is limited to mid-level and above managers, representing approximately 2% of employees. In addition to its deferral aspects, the plan provides for additional compensation in the form of matching shares. Although the deferrals and matching shares are paid at the times elected by the participant, in the event of the death (and the resulting termination of employment of the participant), all the participant's deferrals are promptly paid out.

The Proposal would require stockholder approval of any "new or renewed compensation package" where a part of it provides for a severance or termination payment that would exceed 2.99 times the executive's salary and bonus. The Proposal broadly defines "severance or termination payments" to include any "compensation that is paid out or vests due" to a termination of employment "for any reason." Because the Plan requires the payment of all deferrals at death (which naturally would include a termination of employment), it comes squarely within the terms of the Proposal. Because the value of the employee and company matching contributions, when considered with the potential appreciation in the stock units acquired by the employee, could far exceed the 2.99 limit of the proposal, any compensation package that included the Plan would require stockholder approval under the Proposal.

As a result, inclusion of both the Proposal and the proposal to approve the Plan in the same proxy statement would result in the submission of alternative and conflicting proposals for stockholders, which would create the potential for inconsistent and ambiguous results.

The Proponents offer three reasons why the Proposal does not conflict with the Plan. First, the Proponents claim that the Proposal does not suggest that deferrals are included within the reach of the Proposal. *Hitchcock Letter p 3.* That argument is not supported by the broad language of the Proposal. The Proposal calls for the approval of "compensation packages" that provide for "severance or termination payments." The Proposal defines these payments to include "cash, equity or other compensation that is paid out or vests due to a senior executive's termination for any reason." The Proposal is rather clear on this point; all compensation that is paid in connection with a termination is covered. The fact that the Proposal does not actually refer to deferral plans is irrelevant.

Next, the Proponents argue that there is no conflict because the Plan falls under an exception in the Proposal for "perquisites or benefits ... vested under a plan generally available to management employees." *Hitchcock Letter p 6.* The Plan is offered to approximately 2% of its employees or 6% of its managers, which is hardly a plan that is "generally available to management employees." Nor should it be considered a perquisite or personal benefit. It is a substantial benefit that even the compensation disclosure rules of S-K Item 402 do not classify as a perquisite.

Finally, the Proponents argue that AT&T can get a second approval for its Plan in 2014 or that the Board could reduce other compensation payable to executives so that the deferral plan would not exceed the 2.99 limit. *Hitchcock letter p 6.* The argument that the Company can get a subsequent approval of the Plan does not in any way obviate the conflict in the proposals. The proposals are inconsistent, and submission of both would create the possibility of inconsistent and ambiguous results if both were approved. As to the claim that the Board is able to reduce other compensation so that the combined amounts would fall below 2.99 times salary and bonus, the claim is simply not accurate. The deferrals and matching contributions are invested in stock, which could easily appreciate beyond the 2.99 limit, even if the deferral amounts alone do not exceed the limit.

The Proposal is Vague and Indefinite

The Proposal is an extraordinarily broad proposal that would apply to any "new or renewed compensation package" that provides for the payment or vesting of "severance or termination payments" that would exceed 2.99 times an executive's salary and bonus.

The Proponents cite *Nabors Industries, Ltd.* (Mar. 27, 2012), in which the Staff did not agree that a 2.99 proposal was vague, and the Proponents assert that the *Nabors* proposal is similar to their Proposal. However, there are several significant features of the *Nabors* proposal that differ from that of the Proponents.

Compensation Packages

The *Nabors* proposal called for "shareowner approval of future severance agreements...." The Proposal to AT&T, by comparison, addresses "compensation packages" where the package provides for, among other things, severance or termination payments. The packages for which the Proponents seek approval are not limited to severance agreements as in *Nabors* but go to all the compensation that makes up a "compensation package."

The Proponents are correct that AT&T does refer to "compensation packages" in its proxy statement; however, AT&T also includes over 30 pages of detail to explain what those packages include. AT&T's packages include regular compensation, death benefits, and deferred compensation plans, among many other elements. The Proponents make no effort to limit the breadth of what they include in their definition of packages, and it is simply unaddressed as to what would be included in the stockholder approval of a "compensation package." If a "compensation package" were to provide for a severance or termination benefit, what other elements of the package would also need to be approved? Would existing benefit plans described in the proxy statement need to be included in the "compensation package" to be approved? Would an executive car allowance be part of the compensation package? Would death benefits or litigation payments that are provided by AT&T be included in a package requiring approval? How far would stockholders need to go to capture all the possible combinations of what would be included in a compensation package? The Proposal simply does not address what the scope of "compensation packages" includes beyond severance or termination payments, as opposed to *Nabors*, which limited its scope to the actual "severance agreements."

Severance or Termination Payments

To have a covered "new or renewed compensation package" under the Proposal, it must provide in part for "severance or termination payments," which also is broadly defined by the Proponents. *Nabors* and the other letters cited by the Proponents focused on "severance payments," but in the Proponent's definition of "severance or termination payments," they broadly refer to any "compensation that is paid out or vests." The *Nabors* proposal states: "'Severance agreements' include any agreements or arrangements that provide for payments or awards in connection with a senior executive's severance...." In contrast, the Proposal provides:

> "Severance or termination payments" include any cash, equity or other compensation that is paid out or vests due to senior executive's termination for any reason. Payments include those provided under employment agreements, ... or other compensation plans....

The Proposal appears to apply to every compensation plan of the company that provides for a payment at termination. To emphasize the point, the Proponents do not merely refer to severance payments as in *Nabors* (which used the term "severance agreements), but they add "termination" payments. The Proponents claim that "shareholders know what 'severance' is." *Hitchcock letter p 4.* That may be true, but unlike *Nabors,* the language of the Proposal specifically targets "termination payments" and states in the resolution that "severance or termination payments" includes "other compensation plans." While the Proponents assert that the Proposal is limited to traditional severance plans, a stockholder reading the Proposal would not be able to come to the same conclusion.

The Proponents obviously took language from prior proposals and expanded the Proposal to reach compensation outside traditional severance payments. This is supported by language taken from the supporting statement, where the Proponents describe the conduct their Proposal is designed to address. In the 4th to last paragraph of their supporting statement, the Proponents object to the accelerated vesting of awards in the change-in-control context. In the next paragraph they object to vesting that is paid as a death benefit, stating: "For example, in the event of termination due to death or disability, [the CEO] would have received nearly $28.5 million in unvested performance shares and restricted stock, which pays out at 100% of target." This language directly attacks death benefits and could easily be interpreted to include life insurance policies and other forms of death benefits, contrary to the views recently advocated in the *Hitchcock letter*.

The Proponents now claim that because they did not specifically list deferred compensation plans and certain other agreements, the plans and agreements are excluded from the definition of "severance or termination payments." However, that is not what the Proposal says. The Proposal includes the payment of compensation from all "other compensation plans."

As a result, stockholders could interpret the Proposal to include life insurance, nonqualified pensions, employment litigation payments, deferred compensation, or even unemployment compensation, among many other things. This is in addition to being required to speculate on what might be included in a possible "new or renewed compensation package."

Finally, in the *Hitchcock letter*, the Proponents refer to language in the supporting statement that discusses deferral plans as an indication they are not intended to be included in the definition of "severance or termination payments." But that is not accurate. In the 2nd, 3rd and 4th paragraphs of the supporting statement, the Proponents complain about the size of AT&T's potential change in control payments. The supporting statement then provides in the next paragraph:

> These estimated payouts [discussed in the preceding two paragraphs of the supporting statement, referring to change-in control payments] to Stephenson, de la Vega and Stankey are in addition to qualified pension and non-qualified pension and deferred compensation plans, which pay millions more.

The Proponents now argue that this language indicates they did not want to include deferred compensation plans in "severance or termination payments." However, this statement is directed to the sizes of the payments that are made at termination of employment; it does not suggest that deferred compensation payments are excluded, and is more properly interpreted as including such payments within the scope of the Proposal. If the Proponents are confused as to this point, so will stockholders be confused. In addition, this paragraph does nothing to dispel the question of whether the Proposal includes death payments.

Implementation of the Proposal Would Cause AT&T to Breach its Agreements in Violation of State Law

The Proponents repeat their argument that the Proposal does not include earned and vested amounts, and therefore would not violate existing agreements. This again goes to the Proponents' use of unique language in their Proposal. The reference to new or renewed "compensation packages" that have as a component "severance or termination payments," would include an unlimited amount of compensation elements that make up the "package." The "severance or termination payment," also is extremely broad, attempting to cover compensation under all "other compensation plans."

However, as noted in AT&T's original letter, a "compensation package" that is renewed could be renewed with a single change in any compensation making up the package. This would bring along all other compensation of the company including not only the new element of compensation, but all other compensation that makes up the "package," including existing agreements, such as the Change-in-Control Severance Plan ("CIC Plan"). See exhibit 10v to AT&T's Form 10-K for 2011, filed March 1, 2011.

The Proponents argue that AT&T may simply amend the CIC Plan "during the 12-month period before a shareholder ratification vote or following the failure to secure approval of shareholders (effective the following January 1.)" This is not correct.

The CIC Plan provides that any amendment will not be effective until the following calendar year, and if the amendment is made after September 30, then the amendment will not be effective until the second calendar year. If, following approval of the Proposal, a change in control was to occur and the executive was terminated before the permitted time to change the CIC Plan, the plan would require payments that, when combined with other payments of the company, including accrued salary, would exceed 2.99 times salary and bonus when combined with other payments. A change in control could occur quickly and easily with a stockholder merely taking beneficial ownership of 20% of the outstanding stock. Were this to occur, and an executive were terminated thereafter, AT&T would be obligated to pay the plan benefits, along with accrued salary and other contractual amounts. The Proposal, if approved by stockholders, would condition the payment on approval of the related compensation package, which would violate the terms of the CIC Plan and clearly be a violation of state law.

The Proposal does permit the company to seek approval after the "material terms are agreed upon," but the requirement to pay the obligations in the CIC Plan could occur long before the time for any approval.

Accordingly, for the foregoing reasons and the reasons set forth in our letter of December 17, 2012, we believe the Proposal may be properly omitted from our 2013 proxy materials.

If you have any questions or need additional information, please contact me at (214) 757-3344.

Sincerely,



cc: Cornish Hitchcock (via e-mail: conh@hitchlaw.com)

HITCHCOCK LAW FIRM PLLC
5614 CONNECTICUT AVENUE, NW • NO. 304
WASHINGTON, D.C. 20015-2604
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

14 January 2013

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

By electronic mail

Re: Shareholder proposal to AT&T Inc. from SNET Retirees Association, Inc. and Jane Banfield (incoming letter dated 17 December 2012)

Dear Counsel:

I have been asked to respond on behalf of the SNET Retirees Association, Inc. and Jane Banfield ("the Proponents") to the letter from counsel for AT&T Inc. ("AT&T" or the "Company") dated 17 December 2012 ("AT&T Letter"), and filed with the Commission, in which AT&T advises that it intends to omit the Proponents' proposal (the "Proposal") from the Company's 2013 proxy materials. For the reasons set forth below, the Proponent respectfully asks the Division to deny the no-action relief that AT&T seeks.

The Association's Proposal

The Proposal is a garden-variety "golden parachutes" proposal requesting that AT&T's Board of Directors seek shareholder approval for any package of severance or termination payments with a value exceeding 2.99 times the sum of a senior executive's base salary plus target short-term bonus.

> **RESOLVED:** The shareholders of AT&T urge our Board of Directors to seek shareholder approval of any senior executive officer's new or renewed compensation package that provides for severance or termination payments with an estimated total value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus.
>
> "Severance or termination payments" include any cash, equity or other compensation that is paid out or vests due to a senior executive's termination for any reason. Payments include those provided under employment agreements, severance plans, change-in-control clauses in long-term equity or other compensation plans, and agreements renewing, modifying or extending any such agreement or plan.
>
> "Total value" of these payments includes: lump-sum payments; payments offsetting tax

liabilities; perquisites or benefits that are not vested under a plan generally available to management employees; post-employment consulting fees or office expense; and equity awards as to which the executive's vesting is accelerated, or a performance condition waived, due to termination.

The Board shall retain the option to seek shareholder approval after material terms are agreed upon.

In its Letter, AT&T states its belief that the Proponents' resolution may be omitted from the Company's 2013 proxy materials under three alternative theories: (A) the Proposal is vague and misleading, in violation of Rule 14a-8(i)(3); (B) AT&T intends to submit a conflicting proposal for approval by stockholders at the 2013 annual meeting to approve the AT&T Stock Purchase and Deferral Plan, in violation of Rule 14a-8(i)(9); and (C) implementation of the Proposal would require AT&T to violate state law, in violation of Rule 14a-8(i)(2).

Under Rule 14a-8(g), AT&T bears the burden of demonstrating why the Proposal may be excluded. As we demonstrate below, AT&T has not sustained its burden, and the request for no-action relief should therefore be denied.

1. Vague and Indefinite Under Rule 14a-8(i)(3)

The Company's request fails to distinguish the Proposal from any of the substantially similar severance approval proposals previously reviewed by SEC staff that have been expressly found not to be so vague and indefinite within the meaning of Rule 14a-8(i)(3). Indeed, AT&T ignores decisions that explicitly reject claims that substantially similar proposals may be excluded as impermissibly vague. *See, e.g., Nabors Industries Ltd.* (March 27, 2012); *Verizon Communications Inc.* (February 26, 2007); *McDonald's Corporation* (February 13, 2006); *Exelon Corporation* (January 18, 2006); *Ryland Group* (January 18, 2006); *Emerson Electric Co.* (October 24, 2005); *Verizon Communications, Inc.* (February 2, 2004). Instead, the Company cites to decisions regarding proposals that are not remotely similar to the proposal here.

The decision rejecting a no-action request by Nabors Industries Ltd. in March 2012, is a case in point. *Nabors Industries, Ltd.* (March 27, 2012). The Staff rejected Nabors' argument that under Rule 14a-8(i)(3) it could omit a substantially similar "2.99 times" severance limit proposal submitted by CalPERS. CalPERS proposed a bylaw amendment requiring that the Board "shall seek shareowner approval of future severance agreements with senior executives that provide total benefits exceeding 2.99 times the sum of the executive's base salary plus bonus."[1] Like the Proposal here, the CalPERS proposal then defined "severance agreements"

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[1] RESOLVED: The shareowners of Nabors Industries Ltd. (the "Company") recommend that the Company amend its bye-laws, in compliance with law and required processes, to add the following:

"The Board of Directors ("Board") shall seek shareowner approval of future severance agreements with senior executives that provide total benefits exceeding 2.99 times the sum of the executive's base salary plus bonus. The Company would have the option of submitting the severance agreement for approval as a separate ballot item in advance or at the next meeting of shareowners after the terms of a severance agreement were agreed upon.

"Severance agreements" include any agreements or arrangements that provide for payments or awards in connection with a senior executive's severance from the Company, including employment agreements; retirement agreements; settlement agreements; change in control agreements; and agreements renewing, modifying or extending and the "benefits" conferred in both broad and specific terms, including, for example, "the acceleration of any prior stock or stock option awards, perquisites and consulting fees." *Ibid.* Nabors Industries argued that the CalPERS proposal failed to provide the specific assumptions necessary to determine the value of the compensation actually contemplated by the Proposal. In response CalPERS made the following observation, equally true here:

> The CalPERS proposal is substantially similar to numerous proposals submitted pursuant to Rule 14a-8 that have been intelligently and knowingly voted on by shareowners. Proxy advisory firms have policies relating to this specific proposal; mutual funds publish their voting policies on exactly this type of proposal; and companies have implemented versions of this precatory proposal in numerous instances.

Here, AT&T opines that the phrases "new or renewed compensation package" and "paid out or vests due to a senior executive's termination" are vague and indefinite to a degree that justifies omitting the Proposal under Rule 14a-8(i)(3). We will take each of these in turn, keeping in mind that the Company's burden in relying on Rule 14a-8(i)(3) is to demonstrate that "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires . . .". (Staff Legal Bulletin No. 14B (CF), Part A (March 15, 2004)).

a. "New or renewed compensation package"

In context, the Resolution at issue here "seeks shareholder approval of any senior executive officer's ***new or renewed compensation package*** that provides for severance or termination payments with an estimated total value exceeding 2.99 times . . . base salary plus target short-term bonus." AT&T asserts that Proponents should have defined "new or renewed compensation package" because "[t]his language is unclear and subject to multiple reasonable interpretations." *AT&T Letter* at p. 10. AT&T compares this language to the phrase "executive pay rights" that was found to be fatally undefined in a series of 2011 decisions. *See General Electric Co.*, Feb. 10, 2011; *The Boeing Co.*, March 2, 2011.

It is difficult to credit this line of argument considering that AT&T itself frequently uses the term "compensation package" in its Definitive Proxy Statements to describe the aggregate of its various and sundry compensation program "components" and "elements." For example, the Compensation Discussion and Analysis section of AT&T's 2012 Proxy Statement states that the "[t]otal target compensation is the value of the ***compensation package*** that is intended to be delivered based on performance against predefined goals." AT&T, Inc., *2012 Proxy Statement*, at p. 37, emphasis added. Immediately below this definition of "total target compensation" the Board presents pie charts that compare "the percent of each total ***compensation package***" that

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such agreements.

"Benefits" include lump-sum cash payments, including payments in lieu of medical and other benefits; tax liability "gross-ups;" the estimated present value of special retirement provisions; stock or option awards that are awarded under any severance agreement; the acceleration of any prior stock or stock option awards, perquisites and consulting fees -- including the reimbursement of expenses -- to be paid to the executive."
Nabors Industries, Ltd. (March 27, 2012).

derives from different "elements" of compensation (base pay, short- and long-term incentives) for the CEO and other NEOs. AT&T, Inc., *2012 Proxy Statement*, at p. 38, emphasis added.

Moreover, a Google word search of the Company's 2012 Proxy Statement shows that AT&T uses the term "compensation package" 11 times to describe what senior executives receive in aggregate, one reference fewer than the Company's 2011 Proxy Statement, which refers to the "compensation package" for senior executives 12 times. What the Board's Compensation Committee describes as adding up to the senior executive "compensation package" is also identical to what shareholders are asked to vote on in the Advisory Vote on Executive Compensation in the same document. In fact, in its advisory vote proposal, the Board describes one of its "guiding pay principles" as "ensur[ing] that ***compensation programs and packages*** provide an appropriate balance between the achievement of short-term and long-term performance objectives." AT&T, Inc., *2012 Proxy Statement*, at p. 21, emphasis added. It is therefore not credible for AT&T's counsel to argue here that neither the Board nor shareholders can possibly determine what Proponents mean by "any senior executive's new or renewed compensation package." Proponents intend the same common sense meaning of "compensation package" used by AT&T in 23 references in the past two Proxy Statements.

b. "Paid out or vests due to a senior executive's termination"

AT&T also argues that "read literally" the Proposal could be interpreted as counting every payment made to an executive at or after termination, including under already-vested pension and retirement programs, or as a judgment in a future wrongful termination lawsuit. *AT&T Letter*, at p. 10. This allegedly "literal" reading of the Proponent's Proposal also forms the basis for AT&T's arguments for omission under Rule 14a-8(i)(2) and (i)(9), which we address below. However, the Proposal could only be interpreted in the overly-broad manner AT&T suggests if it is read out of context. AT&T asserts that the compensation counted by the Proposal toward the 2.99 times trigger could include already earned and vested pension benefits, deferred compensation and even future litigation awards for wrongful termination.

To the contrary, just like the substantially similar CalPERS "2.99 times" proposal upheld at Nabors Industries, discussed just above, the Proposal here is clearly limited to ***"severance or termination payments."*** This is no passing reference. The first sentence of the Proposal defines the trigger for shareholder approval as "severance or termination payments with an estimated total value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus." And then the second sentence explicitly defines "severance or termination payments" as all "compensation that is paid out or vests ***due to*** a senior executive's termination for any reason." The fact that the compensation to be included in the calculating the 2.99 times approval threshold is limited to "severance" – viz., to special or additional payments triggered by termination – is further clarified by the Supporting Statement, which states that the change in control termination payments disclosed in the 2012 Proxy Statement (ranging from $19 to $34 million for the CEO and two other named NEOs) are ***"in addition to*** qualified pension and non-qualified pension and deferred compensation plans, which pay millions more." (Proponent's Supporting Statement, appended to AT&T Letter, emphasis added.)

Shareholders know what "severance" is. They know it is special or additional compensation that is triggered by termination. There is little likelihood that shareholders would assume "severance or termination payments . . . due to a senior executive's termination" will include already vested pension, 401(k) and deferred compensation plan accumulations, or unforeseeable future litigation awards, as AT&T posits. Indeed, such a misinterpretation is even less likely because the next sentence in the Proposal further defines "severance or termination payments" as including "those provided under employment agreements, severance plans, change-in-control clauses in long-term equity or other compensation plans, . . .". Shareholders know that these are precisely the type of plans and agreements that typically include a severance provision. Notably absent from this list are the deferred compensation, defined-benefit pension, 401(k) and other plans that rarely confer any special or additional severance or termination payments. Shareholders know this. Moreover, the very next sentence, defining the "total value" of these payments, explicitly excludes "perquisites and benefits . . . vested under a plan generally available to management employees."

In short, because the Division has so recently and consistently rejected the argument that "2.99 times" severance approval proposals substantially similar this one are inherently vague and indefinite, AT&T is resting its argument on an assumption that shareholders cannot distinguish "severance and termination payments" from other forms of compensation that were already earned and vested prior to termination (*e.g.*, deferred compensation plan balances, pension plan benefits) or which were never anticipated as a component of the senior executive's "new or renewed compensation package" (*e.g.*, a court judgment in a wrongful termination lawsuit).

2. Conflicts with a Company Proposal Under Rule 14a-8(i)(9)

AT&T contends that since it *tentatively* plans to submit changes to its Stock Purchase and Deferral Plan for approval by shareholders at its 2013 Annual Meeting, this necessarily conflicts with Proponents' resolution concerning severance packages, thereby providing a rationale for exclusion under Rule 14a-8(i)(9). The Company argues that because the deferred compensation that accrues under the Deferral Plan (along with any matching contributions and accumulated interest earnings) is payable upon an executive's death or termination, putting both proposals up for a vote could lead to "inconsistent and ambiguous results" because Proponents' proposal "seek[s] to put limits on the distribution under any "package" of which the plan was a part . . .". ATT's argument fails for several reasons.

First, as discussed just above, nothing whatsoever in this Proposal relates to AT&T's Stock Purchase and Deferral Plan or that would conflict with it in any way. Like the CalPERS proposal upheld last year at Nabors Industries, Proponents' Resolution is structured as a classic "2.99 times" severance approval proposal. By its terms, the Proposal here counts only "severance and termination payments" that are incurred "due to" the termination in calculating the 2.99 times approval threshold. Nowhere does the Proposal suggest that deferred portions of salary and bonuses earned during past years of service, which are accrued in a deferred compensation account at the executive's discretion, are to be treated as "severance" or "termination" payments. As noted above, this is further clarified by the Supporting Statement, which states that the change in control termination payments disclosed in the 2012 Proxy Statement for certain senior executives (ranging from $18 to $34 million) are "in addition to qualified pension and non-qualified pension and deferred compensation plans, which pay millions more."

Second, even if it were plausible to view deferred compensation as a "severance and termination payment" within the context of this Proposal, the Proposal explicitly excludes "perquisites or benefits . . . vested under a plan generally available to management employees." According to AT&T's 2012 Proxy Statement, under the Stock Purchase and Deferral Plan "mid-level managers and above may annually elect to defer up to 30% of their salary and annual bonuses (officer level managers, including Named Executive Officers, may elect to defer up to 95% of their annual bonuses) into monthly purchases of AT&T stock at fair market value on a tax-deferred basis." AT&T Inc., *2012 Proxy Statement*, at p. 49. AT&T's pension and 401(k) saving plans are similarly not restricted to senior executives.

Finally, even if Proponents' Proposal included deferred compensation as a form of "severance" payment, and even if the Stock Purchase and Deferral Plan was not explicitly excluded from the Proposal's scope, there would still be no necessary conflict if both proposals were approved at the 2013 Annual Meeting. To the extent that AT&T actually articulates the substance of this conflicting outcome, its no-action request seems to be claiming that shareholders would be approving the voluntary accumulation of deferred compensation that certain senior executives might not actually be able to receive unless shareholders voted subsequently to ratify total "severance or termination payments" in excess of 2.99 times base salary plus bonus. *AT&T Letter*, at p. 4.[2] However, even assuming, *arguendo*, AT&T's claim that vested deferred compensation would count toward the "2.99 times" threshold that triggers the need for shareholder ratification, Proponents' Proposal provides the Board with the discretion "to seek shareholder approval after material terms are agreed upon." Therefore, even if this precatory proposal receives majority support from shareholders at the 2013 meeting – and even if the Board subsequently decides to implement the policy – no vote to ratify senior executive severance agreements would be required prior to the 2014 Annual Meeting. And even if a particular executive's severance package did not gain approval by shareholders in 2014 (or subsequently), that would not amend or reduce payments under the Stock Purchase and Deferral Plan. The Proposal here in no way limits the Board's discretion to alter *other* elements of an executive's compensation package to reduce future severance payments below the 2.99 times base salary plus bonus threshold. And the most straightforward way to do this would be to reduce the lump sum severance payments provided under AT&T's Change in Control Severance Plan (currently set at 2.99 times base salary plus bonus) that are explicitly cited in the Proponents' Proposal and Supporting Statement as a component of severance compensation. By its terms, the Change in Control Severance Plan is amendable at any time (see below).

3. Cause the Company to Violate State Law Under Rule 14a-8(i)(2)

AT&T's final allegation is that the Proposal, if implemented, will cause the Company to abrogate pre-existing contractual agreements in violation of Texas law. The Company argues that under the terms of the Proposal, shareholders could fail to ratify an individual executive's package of severance payments, some portions of which could include "existing awards, benefit plans, deferrals and insurance, as well as the Company's Change in Control Severance Plan (the "CIC Plan") in addition to traditional compensation and awards." *AT&T Letter*, at p. 6.

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[2] AT&T's Letter states, at p. 4: "The stockholders would think that general approval of the Plan was sufficient for all participants, while the Proposal would require shareholder approval of each "compensation package" of which the Plan was a part."

Once again, AT&T relies on its completely unfounded assumption that Proponents' Proposal includes *already earned and vested* pension, 401(k), deferred compensation, insurance and other non-severance compensation among the "severance or termination payments" that count toward the calculation of the "2.99 times" threshold. This repeated contention – which really forms the essence of AT&T's attempt to omit a common and popular type of proposal that has been upheld by Staff consistently in the past – is addressed at length in the two sections above. As established above, none of AT&T's plans that provide vested and contractually-binding benefits would need to be abrogated or reduced to any degree even if, after the Board implements the Proposal, shareholders withheld their approval for the severance package of a particular senior executive in future years.

In contrast, the Company's Change in Control Severance Plan (the "CIC Plan") *does* provide for severance payments and *is* explicitly included by the Proposal in the calculation of the "2.99 times" threshold. The Company opines that "if the Company was required to implement the Proposal prior to being able to amend the CIC plan," then the combination of the existing performance share awards and the CIC Plan would immediately exceed the "2.99 times" threshold and trigger the need for shareholder approval. *AT&T Letter*, at p. 6. AT&T argues that as a result, if the Company failed to secure shareholder approval, it would violate these pre-existing agreements. This argument is erroneous for at least two reasons.

First, assuming the Proponents' Proposal receives majority support and is implemented by the Board as written, the failure to secure shareholder approval for total severance payments exceeding 2.99 times base salary plus target bonus does not by itself violate pre-existing contractual promise. Even if certain severance payments were contractually binding, there could be no alleged breach of contract until after a qualifying termination. In the interim, the Board would have the flexibility to reshape the various components of its severance and termination pay package for that executive.

Second, the Proposal does *not* "require" the Board to implement the Proposal "prior to being able to amend the CIC plan." This is a precatory proposal – and the Board certainly has the discretion to decide on the appropriate timing of implementation. Even if this Proposal receives majority support at the 2013 Annual Meeting, the Board would have at a minimum another 12 months before they faced even the possibility that an excessive severance package would fail to win shareholder approval. During that interim period – or during the period after shareholders failed to ratify an individual officer's severance package – the Board could amend any number of components of the package to reduce the total to the 2.99 times limit.

Third, the Board's ability and discretion to reduce the total value of the severance that would be paid to the CEO or any other senior executive is enhanced at AT&T because the CIC Plan – which is the largest component of "severance or termination payments" – is changeable at any time after a short notice period. The CIC Plan states: "The Board or the Committee may amend (and, by amendment, terminate) this Plan at any time." *AT&T Inc. Change in Control Severance Plan*, amended and restated September 23, 2010 (effective Jan. 1, 2011).[3] There is a relevant limitation to this discretion, however, which is that "no amendment that reduces or eliminates any benefit or other entitlement of any Participant . . . (an "**Adverse Amendment**")

[3] The CIC Plan is available at http://www.sec.gov/Archives/edgar/data/732717/000073271711000014/ex10v.htm.

may take effect prior to the beginning of any calendar year, and any such amendment shall be void and of no effect, unless the Participant was notified of such amendment by September 30 of the prior year." Under the current CIC Plan, the Board would therefore have the option to amend the severance provisions in the Plan either during the 12-month period before a shareholder ratification vote or following the failure to secure approval from shareholders (effective the following January 1). For example, if the accelerated vesting of performance stock units that have already been awarded (and which vest over a three-year performance cycle) are valued at two or three times the executive's base salary plus target bonus, the Board can amend the CIC Plan to eliminate the lump sum equal to three times base salary plus bonus to compensate (and remain within the limit approved by shareholders).

Finally, and without conceding that any violation of state law for breach of a compensation agreement is necessary or even likely, Proponents could agree that an additional sentence clarifying this point would be helpful. If the Staff concludes that the Proposal, as written, could lead to a violation of state law, Proponents are willing to revise the Proposal so that it more clearly applies only to the Company's future contractual obligations. This can be done in a simple and straightforward way by adding something such as the following clause to the end of the Resolution:

> The Board shall retain the option to seek shareholder approval after material terms are agreed upon ***and shall revise compensation agreements to comply with a shareholder vote only in a manner that does not breach pre-existing contracts, or otherwise violate the company's legal obligations.***

Although Proponents maintain that this revision is not necessary, it would be consistent with the guidance offered by Division to remedy problems of this kind without resorting to exclusion of an otherwise valid proposal. *See* Division of Corporation Finance, *Staff Legal Bulletin No. 14 (CF)* (July 13, 2001), at p. 22 ("Rule 14a-8(i)(2): If implementing the Proposal would require the company to breach existing contractual obligations, we may permit the shareholder to revise the Proposal so that it applies only to the company's future contractual obligations.").

Conclusion

AT&T has failed to carry its burden under Rule 14a-8(g) of showing that the Proposal may be excluded under any of the provisions of Rule 14a-8 that the Company cites. We thus ask the Division to advise AT&T that the Division cannot concur with AT&T's objections.

Thank you for your consideration of these points. Please feel free to contact me if any additional information would be helpful.

Very truly yours,

/s/

Cornish F. Hitchcock

cc: Wayne Wirtz, AT&T



Wayne A. Wirtz
Associate General Counsel
Legal Department
208 S. Akard, Room 3024
Dallas, Texas 75202
(214) 757-3344
ww0118@att.com

1934 Act/Rule 14a-8

By e-mail: shareholderproposals@sec.gov

December 17, 2012

1934 Act/ Rule 14a-8

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc. 2013 Annual Meeting – SNET Retirees Stockholder Proposal

Ladies and Gentlemen:

This statement and the material enclosed herewith are submitted on behalf of AT&T Inc. pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. AT&T has received a stockholder proposal from SNET Retirees Association, Inc. and Jane Banfield (the "Proponents") for inclusion in AT&T's 2013 proxy materials. As more fully discussed below, AT&T intends to omit the proposal from its 2013 proxy statement because (a) AT&T intends to submit a proposal to stockholders at the 2013 Annual Meeting to approve the AT&T Stock Purchase and Deferral Plan, which conflicts with the proposal submitted by the Proponents (Rule 14a-8(i)(9)); (b) implementation of the proposal would require AT&T to violate state law (Rule 14a-8(i)(2)); and (c) the proposal is vague and misleading (Rule 14a-8(i)(3)).

We have submitted this letter, together with the proposal and the Proponents' related correspondence (which is accompanies this statement), to the Staff via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies. An opinion of counsel regarding matters of Texas law is set forth herein. We have also sent copies of this letter and the accompanying documents to the Proponents.

The Proposal

On October 24, 2012, AT&T received the following proposal from the Proponents (the "Proposal"):

> RESOLVED: The shareholders of AT&T urge our Board of Directors to seek shareholder approval of any senior executive officer's new or renewed compensation package that provides for severance or termination payments with an estimated total value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus.
> "Severance or termination payments" include any cash, equity or other compensation that is paid out or vests due to senior executive's termination for any reason. Payments include those provided under employment agreements, severance plans, change-in-control clauses in long-term equity or other compensation plans, and agreements renewing, modifying or extending any such agreement plan.
> "Total value" of these payments includes: lump-sum payments; payments offsetting tax liabilities; perquisites or benefits that are not vested under a plan generally available to management employees; post-employment consulting fees or office expense; and equity awards as to which the executive's vesting is accelerated, or a performance condition waived, due to termination.
> The Board shall retain the option to seek shareholder approval after material terms are agreed upon.

AT&T believes that the Proposal may be properly omitted from AT&T's proxy statement for the 2013 Annual Meeting for the reasons stated below.

Reasons the Proposal May Be Omitted from the 2013 Proxy Statement

Background

The Proposal is an extraordinarily broad proposal that would apply to any "new or renewed compensation package" that provides for the payment or vesting of "severance or termination payments" that would exceed 2.99 times an executive's salary and bonus. Under the Proposal, "Severance or termination payments include any cash, equity or other compensation that is paid out or vests…" due to the termination of the executive's employment for any reason, which would include death or disability. The Proposal then provides a non-exclusive list of items that would be included in such payments: employment agreements, severance agreements, change in control agreements or "other compensation plans."

The most striking part of the Proposal is that, among other things, it captures the payment of earned amounts, deferred amounts and death benefits in connection with a termination. The Proposal is specific: it applies to any compensation that is "***paid out*** or vests," which would include vested amounts *paid* on termination as well as unvested amounts that become vested. As noted above, the Proposal addresses all compensation, which includes deferral plans, wage payments, unemployment compensation and death benefits, and certain of these items provide for payment upon termination of employment. Under the Company's nonqualified deferral plans, compensation is paid on termination of employment as elected by the participant. However, in the event of termination of employment due to death, these amounts are required to be paid immediately regardless of the election of the participant. While, these are earned amounts already due to the executive, if the payment is accelerated because of the termination of employment of the executive, whether by death (mandatory acceleration of payment) or other termination (based on election), the payment is captured by the Proposal.

Moreover, the Proposal is not limited to future payments but affects existing contracts. The Proposal addresses each "new or renewed compensation *package.*" A renewed compensation "package" will include, for example, new salary and bonus targets, but it would also include pre-existing agreements and grants. The Proposal takes no steps to exclude pre-existing agreements so long as they are part of a "new or renewed package."

A. AT&T intends to submit the Stock Purchase and Deferral Plan to stockholders for approval at the 2013 Annual Meeting. Because the terms of that plan would conflict with the Proposal, the Proposal may be properly omitted under Rule 14a-8(i)(9).

The Company intends to submit one of its deferral plans, the Stock Purchase and Deferral Plan, to stockholders for approval at the 2013 Annual Meeting of stockholders. The plan was originally approved by stockholders in 2005; however, the Company intends to increase the number of authorized shares, as well as make other amendments, and seek re-approval of the plan by stockholders.

The plan allows executives to defer up to 30% of their salary and 95% of their annual short-term award into deferred stock units for distribution at times elected by the participants. The Company provides a bonus matching contribution equal to 20% of the deferred stock units purchased by the executive with salary or short-term award (up to the target amount of the award).[1] There is no other limit on the number of matching deferred stock units that an executive may acquire. Earnings are reinvested in additional deferrals.

Because participation in the Stock Purchase and Deferral Plan will reduce the amount of match-eligible contributions that the executives may make to the Company's 401(k) plan and, therefore, the amount of match available in the 401(k) plan, the Company provides a make-up match in the Stock Purchase and Deferral Plan.[2] In addition, the Company provides a match equal to the 401(k) plan benefit for salary that exceeds IRS limits for qualified retirement plans.

Over time, the employee's contributions, combined with the Company matching contributions, reinvested dividends and any growth in the stock price, will allow participants to build up a sizeable investment in AT&T stock that if paid out in a lump sum upon termination would easily exceed the limits in the Proposal. While participants may elect different dates for distribution of the deferred stock units, in the event of the death of the participant and corresponding termination of employment, every unit is distributed promptly to the beneficiaries of the

[1] Alternatively, the plan permits the Company to replace the bonus match of deferred stock units with 2 stock options for each deferred stock unit purchased by the employee, limited to 400,000 options per employee per year. Options are not exercisable until the earlier of one year after grant or the termination of employment of the participant. The Company has no current intention to replace the bonus matching contribution with the issuance of options under the plan.

[2] The match that executives may receive in the 401(k) plan equals 80% of the first 6% of contributions from salary.

participant regardless of the distribution election made by the participant. In the 3rd to last paragraph of their supporting statement, the Proponents confirm they are aware that payments under various plans are made at termination due to death; however, the Proposal contains no exception for such payments. As a result, the provisions of the Stock Purchase and Deferral Plan that permit an unlimited amount of deferrals and matching contributions (as well as reinvested dividends and stock price appreciation) combined with a requirement that all deferrals are to be paid upon death directly contravene and would be prohibited by the Proposal, which would limit any packages of which the plan was a part.

Submitting the Stock Purchase and Deferral Plan and the Proposal to stockholders for approval at the same meeting would create the possibility of inconsistent and ambiguous results if both were approved. Approval of the plan would permit the distribution at death of all of the participant's deferred stock units without regard to the participant's salary or bonus, while the Proposal would seek to put limits on the distributions under any "package" of which the plan was a part, creating a direct conflict between the proposals. The stockholders would think that general approval of the plan was sufficient for all participants, while the Proposal would require approval of each "compensation package" of which the Plan was a part.

Rule 14a-8(i)(9) provides that a stockholder proposal may be excluded if it directly conflicts with a company proposal that is to be submitted to stockholders at the same meeting of stockholders. The Staff has consistently concurred with a company's decision to omit a stockholder proposal from its proxy statement where the company proposal and the stockholder proposal "present alternative and conflicting decisions for stockholders and would create the potential for inconsistent and ambiguous results." *Croghan Bancshares, Inc.* (Mar. 13, 2002) (company permitted under Rule 14a-8(i)(9) to omit a proposal that would prohibit directors from participating in option plans because the company was submitting a conflicting proposal to approve a compensation plan that would permit the granting of options to directors). *See also First Niagara Financial Group, Inc.* (Mar. 7, 2002) (similar facts and result as in *Croghan Bancshares, Inc.*, except the proponent sought to stop option grants to officers and directors); *Osteotech, Inc.* (Apr. 24, 2000) (a proposal that would prohibit the grant of options to certain officers until the company stock price reached certain levels was determined to have conflicted with a proposal to have the stockholders approve an option plan that provided directors with discretion as to the terms of option grants, and the proposal was properly omitted under Rule 14a-8(i)(9)); and *Mattel. Inc.* (Mar. 4, 1999) (stockholder proposal was properly omitted under Rule 14a-8(i)(9) where it called for the discontinuance of bonuses for top management when the company was presenting a proposal seeking approval of its long-term incentive plan, which provided for the payment of bonuses to members of management).

In interpreting Rule 14a-8(i)(9), the Staff has stated that stockholder proposals do not have to be identical in scope or focus in order for them to be excludable under the rule. Securities Act Release No. 34-40018 (May 21, 1998), fn. 27.[3] The Staff has previously allowed the exclusion

[3] Footnote 27 reads in part: "We believe that the revisions accurately convey our current interpretations of the rule; of course, by revising the rule we do not intend to imply that proposals must be identical in scope or focus for the exclusion to be available. See, e.g., SBC Communications (Feb. 2, 1996) (shareholder proposal on calculation of non-cash compensation directly conflicted with company's proposal on a stock and incentive plan)."

of a stockholder proposal so long as there is at least some basis for concluding that an affirmative vote on both the stockholder's and the company's proposal would lead to an inconsistent or ambiguous mandate from the stockholders. *See, e.g. AT&T Inc.* (Dec. 15, 2007) (bylaw proposal requiring board to obtain stockholder ratification of any severance agreement with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executive's base salary plus target bonus was properly omitted under Rule 14a-8(i)(9) because it conflicted with company proposal seeking approval of a policy that would require prior stockholder approval of certain future severance agreements or employment agreements with severance provisions); *Gyrodyne Company of America, Inc.* (October 31, 2005) (proposal to amend bylaws to permit stockholders holding 15% of outstanding stock to call special meeting conflicted with company proposal to amend bylaws to provide for a 30% threshold and was properly omitted under Rule 14a-8(9). Even where a company has not conclusively decided to submit its own proposal, the Staff has concurred in the company's decision to exclude a conflicting stockholder proposal in the event that it chooses to include its own proposal in the proxy materials. *See, SBC Communications Inc.* (Jan. 15, 1997).

As noted above, AT&T intends to submit the Stock Purchase and Deferral Plan to stockholders for approval at the 2013 Annual Meeting. This management proposal will directly conflict with the Proposal and, as such, the Proposal may be properly omitted from the 2013 proxy materials under Rule 14a-8(i)(9).[4]

B. The Proposal, if implemented, would cause the Company to violate state law and may be properly omitted under Rule 14a-8(i)(2).

Rule 14a-8(i)(2) provides that a company may rely on the fact that a "proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject" as a basis for excluding the proposal. Benefit plans and other employment relationships are contractual relationships between the Company and its participating employees, and the Staff has routinely concurred that "proposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2) . . . because implementing the proposal would require the company to violate applicable law . . . ." SLB 14B.

The Proposal addresses "new or renewed compensation packages." A compensation "package," as that term is commonly used, includes all elements of compensation offered by an employer. As a general matter, the Company does not enter into formal employment agreements with executive officers. Each of our officers is employed "at will." As such, their "packages" are not subject to complete renewal on a specific date but could be viewed as renewing each day that the executive remains employed. In addition, on an annual basis, the compensation committee

[4] AT&T has not determined with finality all of the management proposals to be submitted to stockholders at the 2013 Annual Meeting. AT&T may determine to submit an additional proposal or proposals to the stockholders for approval at the 2013 Annual Meeting that would conflict with the Proposal and present alternative and conflicting decisions for stockholders where submitting both proposals to a vote could produce inconsistent and inconclusive results. This may include, for example, a proposal similar to that described by the Company in *AT&T Inc.* (Dec. 15, 2007) . In such an event, for these reasons and those submitted above, the Proposal would be properly omitted under Rule 14a-(i)(9).

renews salaries and grants new short and long term incentive awards, which would constitute yet another renewal of the compensation "package." While the actions of the compensation committee are limited to only certain aspects of compensation, it would be a renewal of the "compensation package," which would include the awards that were previously granted and the plan participation that was already ongoing. Thus, the Proposal would apply not only to the actions taken by the committee but to pre-existing compensation plans and awards.

Each compensation "package" would include previously granted performance shares, restricted stock, restricted stock units, pension plans, existing life insurance and deferral plans, among other benefits. Although the Proponents exclude plans generally available to management, their clear goal is to create an overall limit on compensation by addressing compensation "packages." They are not intending to limit themselves to specific elements of compensation, they seek to address all compensation that is "paid or vested." To do that, they call for approval of every new or renewed "package" that will, by necessity, include existing awards, benefit plans, deferrals and insurance, as well as the Company's Change in Control Severance Plan (the "CIC Plan") in addition to traditional compensation awards and salaries.

Under the CIC Plan, executives that are terminated after a change in control receive a cash payment of 2.99 times salary and bonus, which is the maximum they may receive under the terms of the Proposal. At the same time as the CIC payments, existing restricted stock and restricted stock units would, by their terms, vest under the terms of the Company's 2011 Incentive Plan and 2006 Incentive Plan, which would automatically put their total vested benefits in excess of the 2.99 limit in the Proposal. In this circumstance, there is no possible way that a termination following a change in control would not exceed the 2.99 limit in the Proposal. The restricted stock awards and the restricted stock unit awards are contractual agreements with the executives that cannot be modified without their consent, and the CIC Plan can only be amended effective the first of a calendar year (and only if the participants are informed of the amendment by September 30 of the year before the amendment is effective). These provisions would be a part of any "renewed package," and if the Company was required to implement the Proposal prior to being able to amend the CIC Plan, the combination of payments under the CIC Plan and the vesting of preexisting awards under the 2011 Incentive Plan and the 2006 Incentive Plan would cause the payments to exceed the 2.99 limit of the Proposal. If the Company failed to obtain stockholder approval of the package, it would cause the Company to violate these agreements because the Company would not be able to pay all amounts due the executive, which would be a breach of contract under state law.

Similarly, in the event of the termination of employment as the result of the death of the executive, the executive would receive one times salary as a death benefit (3 times salary in the case of the CEO and 2 times salary in the case of the CFO); the vesting of all performance shares at 100% of target, the vesting of the short-term target award, the vesting of all restricted stock and restricted stock units, and the payout of all deferrals, among other things. Depending on the stock price at death, the payout of existing deferrals could easily exceed 2.99 times the executive's salary and bonus.

At the same time, depending on the appreciation in the Company's stock price, the vesting of the stock-based awards in the event of death, with or without the deferral payments, could easily exceed the 2.99 limit of the Proposal. As noted above, because employees of AT&T serve "at will," the employment packages are renewed constantly and, in any event, annually by the compensation committee through its salary modifications and award grants. These awards would remain outstanding through the next renewal of the compensation package and failure of the Company to secure stockholder approval of the "package" would require the Company to fail to pay its full obligations under the agreements in violation of state law.

Pursuant to Rule 14a-8(j)(2)(iii), I am an attorney licensed in the State of Texas, and I have reviewed the Proposal and the effect that the terms of the Proposal, if implemented, would have on the Company and its agreements. The Company is a Delaware company, headquartered in Texas, and each of its benefit plans described in this letter are governed by Texas law. The benefit plans represent agreements between the Company and its participating employees and are binding on the parties. In the event stockholder ratification of the renewed package was not obtained, the Proposal would require AT&T to abrogate the offending agreements. It would be impossible for AT&T to do so without breaching its existing contractual obligations to the participants in violation of applicable state law. It is clear that any unilateral attempt by AT&T to change the benefits provided under Texas-law agreements would violate the long-standing general Texas rule that prohibits a party from unilaterally changing the terms of an existing contract. *See, e.g.* Texas Workers' Compensation Ins. Facility v. State Bd. of Ins., 894 S.W.2d 49, 54 (Tex. Ct. App. 1995); Mandril v. Kasishke, 620 S.W.2d 238, 244 (Tex. Civ. App. -- Amarillo 1981, writ refd n.r.e.) (citing Kitten v. Vaughn, 397 S.W.2d 530, 533 (Tex. Civ. App. -- Austin 1965, no writ)); Safeway Managing Gen. Agency for State and County Mutual Fire Ins. Co. v. Cooper, 952 S.W.2d 861, 867 (Tex. Ct. App. 1997). A similar rule of law is also applicable in Delaware. It is my opinion that, under Texas law, implementation of the Proposal as described above would cause the Company to violate Texas law.

In addition, the broad language of the Proposal requiring approval of all compensation over the Proposal limits, would reach compensation paid as a result of an illegal termination or tort arising out of the termination. The Proposal defines "severance or termination payment" as "any "*cash*, equity or *other compensation* ... that is paid out ... due to a senior executive's termination for any reason." In determining the limit, the Proposal calls for the Company to look to the "'total value' of these payments includes: lump-sum payments..." This would clearly include payments that compensate a former employee for violation of state or Federal laws prohibiting employment discrimination and retaliating against whistleblowers, among other things. Sample employment laws prohibiting improper termination of employment include, among others: Title VII of the Civil Rights Act of 1964 (42 USC §2000e *et seq.*); Americans with Disabilities Act (as amended by ADAAA of 2008) (42 USC §12101 *et seq.*); and the Age Discrimination in Employment Act (29 USC §§621 – 634). Each of these laws could require the payment of not only back wages but also anticipated wages, each of which could easily exceed 2.99 times salary and bonus. Were the Company ordered to make such a payment by the court, failure to do so because it was unable to secure shareholder approval would cause the Company to violate state or Federal law, as applicable.

For example, under section 21F(h) of the Securities Exchange Act of 1934, in the event of the improper termination of a whistleblower, the former employee is entitled to, among other things, "(ii) 2 times the amount of back pay otherwise owed to the individual with interest; and (iii) *compensation* for litigation costs, expert witness fees, and reasonable attorneys' fees, each of which could easily exceed 2.99 times the executive's salary and bonus." A judgment or court order against the company requiring the Company to pay compensation, including back wages, to the executive would naturally result from such an improper termination, which compensation could easily exceed the limits of the Proposal. Failure of the Company to obtain shareholder approval of the payments required by the judgment or order would violate Federal law.

The Staff has concurred with the exclusion of stockholder proposals under Rule 14a-8(i)(2) that, if implemented, would cause the Company to violate state or Federal law, including Rule 14a-9. *See, e.g., Pfizer* (Feb. 22, 2012) (implementation of arbitration proposal could cause company to violate Federal law and was properly omitted under Rule 14a-8(i)(2)), *Mattel, Inc.* (Jan. 14, 2005) (because implementation of proposal would result in Mattel's proxy materials being false or misleading under Rule 14a-9, the proposal was properly omitted under Rule 14a-8(i)(2)), *Monsanto Co.* (Nov. 7, 2008) (stockholder-proposed bylaw amendment establishing oath of allegiance to U.S. Constitution that would be "unreasonable" constraint on director selection process violating Delaware law was properly omitted under Rule 14a-8(i)(2)).

With regard to benefit plans, the Staff has concurred on numerous occasions that stockholder proposals that would cause a company to breach outstanding agreements, such as employment contracts or option agreements, could be excluded from the company's proxy materials under Rule 14a-8(i)(2). The Staff has recently reiterated this point, stating that "Proposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both, because implementing the proposal would require the company to violate applicable law or would not be within the power or authority of the company to implement." Staff Legal Bulletin No. 14B (CF), Part E (September 15, 2004). *See International Business Machines Corp.* (Feb. 27, 2000) (proposal requiring company to terminate and renegotiate CEO retirement package would require the company to breach the employment agreement in violation of state law was properly omitted under Rule 14a-8(i)(9); and *BankAmerica Corporation* (Feb. 24, 1999) (company may properly omit proposal seeking to reduce pension provided to a senior executive officers under the terms of his employment agreement under Rule 14a-8(i)(9).

Like the proposals excluded in *International Business Machines* and *BankAmerica Corporation*, if the Company was unable to secure the approval of stockholders, the Proposal would cause AT&T to unilaterally abrogate these agreements in its benefit plans with its senior executive officers, in violation of applicable state contract law. In addition, in the event that the Company was required to pay compensation as a result of a tort or violation of employment law in connection with the termination of an executive and was unable to secure the approval of Stockholders, the Company would be forced to breach its obligations under the a judgment of the court or other court order. As a result, the Proposal may be properly omitted under Rule 14a-8(i)(2)).

C. Implementation of the Proposal would require the approval of any "new or renewed compensation package" that provides for compensation that is "paid out or vests" upon termination of employment and that exceeds certain limits. These phrases could include almost any form of benefit payable on termination so that a reasonable stockholder would be uncertain as to the matter upon which he or she is being asked to vote. Because the terms of the proposal are vague and indefinite, the Proposal may be properly omitted under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. As noted above, the Proposal addresses "new or renewed compensation packages" with no guidance as to what is a "package."

The proposal also uses the term "severance or termination payments," which appears focused on traditional cash payments and equity vesting occurring at severance; however, the definition of this term includes all "other compensation." Although the Proposal contains a non-exclusive list of items that could be included in the term, the intent of the Proposal appears to capture all payments resulting from a termination. And, in determining the value of the compensation, the Company would be required to include all "lump sum" payments. This could extend the Proposal's limits to executive life insurance, death benefits, executive medical payments, and damages owed to the employee resulting from torts.

Similarly, the Proposal attempts to capture all amounts "paid" at termination within its limits: "Payments include those provided under ... other compensation plans." There is no guidance as to what would be included in payments, but the Proposal appears, by its terms, to reach vested compensation, such as deferred compensation, in which case, failure to make the required payments because the Company was unable to obtain shareholder approval would cause the Company to violate state law, as noted above. The Proposal further attempts to reach all "perquisites and benefits" (excluding those offered to all managers), without any indication of how to value such benefits. The Proposal could appear to apply to even to retirement gifts and may even include unemployment insurance payments if made in a lump sum. Unless stockholders assume the proposal applies to every conceptual payment by the company, whether vested or unvested, the stockholders will be unable to come to a consistent view of what the Proposal calls for.

Finally, the language of the Proposal would appear to also require the Company to secure shareholder approval of any payment of compensation made in a lump sum in connection with an illegal termination of employment. As noted above, there are numerous state and Federal statutes prohibiting termination of employment for specified reasons, including terminations based on age, sex, religious affiliation and other grounds. Each of these statutes permit the discharged executive to seek compensation, including back wages, for an illegal termination. Failure of the Company to comply with a court ordered payment because it was unable to secure shareholder approval of the payment would clearly violate state law. In addition, settlements in employment discharge litigation would be almost impossible since plaintiffs would be unwilling to negotiate a settlement that was subject to shareholder approval at the annual meeting. It is unlikely that stockholders would understand the full reach of the Proposal from the submission presented to the Company. Because of the vague and indefinite nature of the Proposal, a reasonable shareholder simply would be uncertain as to the matter on which he or she is being asked to vote and, further, it is unclear what actions the Proponents intend for the Company to take if the Proposal were adopted.

Recently, the Staff addressed the use of a similarly vague term, "executive pay rights" in stockholder proposals calling on executives to relinquish these rights. The Staff concurred that the proposals may properly omitted under Rule 14a-8(i)(3) because the proposals failed to "sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"). See *General Electric Company* (Feb. 10, 2011) and *The Boeing Company* (Mar. 2, 2011). The Proposal fails to define "new or renewed compensation packages," and fails to explain the full extent of what the Proponents seeks to include under "compensation packages." This language is unclear and subject to multiple reasonable interpretations.

Read literally, the Proposal could be read to request that substantially every payment made to an executive at termination of employment must be limited by the terms of the Proposal. A literal reading of the Proposal leads to a number of significant questions about the meaning of, and scope of action required to implement, the Proposal.

The Staff has concurred with the exclusion of a variety of shareholder proposals with vague terms or references, including proposals regarding changes to compensation policies and procedures. *See Prudential Financial Inc.* (Feb. 16, 2007) (concurring with the exclusion of a proposal requiring shareholder approval for management plans that "provide benefits only for earnings increases based only on management controlled programs" because the proposal was vague and indefinite); *Woodward Governor Co.* (Nov. 26, 2003) (concurring in the exclusion of a proposal which called for a policy for compensating the "executives in the upper management ... based on stock growth" because the proposal was vague and indefinite as to what executives and time periods were referenced). In *General Electric Co.* (Feb. 5, 2003), the proposal sought "shareholder approval for all compensation for Senior Executives and Board members" which exceeded certain thresholds. There, the Staff concurred with the Company's argument that the proposal was vague because stockholders would not be able to determine what the critical terms "compensation" and "average wage" referred to and thus would not be to understand which types of compensation the proposal would have affected.

Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

If you have any questions or need additional information, please contact me at (214) 757-3344.

Sincerely,



Enc.
cc: Proponents (via e-mail: ***FISMA & OMB Memorandum M-07-16*** and jagagain@snet.com)


S.R.A.
SNET RETIREES ASSOCIATION

SNET RETIREES ASSOCIATION, INC.
P.O. Box 615, Southington, CT 06489

October 19, 2012

Ann E. Meuleman
Senior Vice President and Secretary
AT&T, Inc.
208 S. Akard St.
Dallas, TX 75202

Dear Ms. Meuleman:

We hereby submit the attached stockholder proposal for inclusion in the Company's 2013 proxy statement as provided under Securities and Exchange Commission Rule 14a-8.

Our resolution urges the Board of Directors to seek shareholder approval of future senior executive severance agreements with an estimated total value exceeding 2.99 times the sum of an executive's base salary plus target bonus.

As indicated above the attached Resolution, the SNET Retirees Association, Inc. and Ms. Banfield have each continuously held a sufficient number of shares for more than one year. Both co-sponsors intend to continue to own these shares through the date of the next annual meeting. We intend to attend the next annual meeting to introduce and speak in favor of our stockholder resolution. Proof of beneficial ownership is available upon request.

As I'm sure you realize, the information identifying the proponents, their shareholdings and contact information at the top, above the Resolution, is not intended to be part of the Resolution, and is provided for eligibility and informational purposes only.

Thank you in advance for including our proposal in the Company's next annual proxy statement. If you have any questions or need any additional information, please do not hesitate to contact either of us.

Sincerely yours,



Jane Banfield
President
ACER

FISMA & OMB Memorandum M-07-16



JoAnn Alix Gagain
President
SRA
jagagain@snet.net

Enclosures

Shareholder Ratification of Executive Severance Packages

The SNET Retirees Association, Inc. (SRA), P.O. Box 615, Southington, CT, 06489, owner of 1,736 shares of the Company's common stock, and Jane Banfield, President, AT&T Concerned Employees and Retirees (ACER),125 Mahogany Run, Williamsburg, VA, 23188, hereby submit the following shareholder resolution for inclusion in the Company's proxy statement for the 2013 Annual Meeting:

RESOLVED: The shareholders of AT&T urge our Board of Directors to seek shareholder approval of any senior executive officer's new or renewed compensation package that provides for severance or termination payments with an estimated total value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus.

"Severance or termination payments" include any cash, equity or other compensation that is paid out or vests due to a senior executive's termination for any reason. Payments include those provided under employment agreements, severance plans, change-in-control clauses in long-term equity or other compensation plans, and agreements renewing, modifying or extending any such agreement or plan.

"Total value" of these payments includes: lump-sum payments; payments offsetting tax liabilities; perquisites or benefits that are not vested under a plan generally available to management employees; post-employment consulting fees or office expense; and equity awards as to which the executive's vesting is accelerated, or a performance condition waived, due to termination.

The Board shall retain the option to seek shareholder approval after material terms are agreed upon.

SUPPORTING STATEMENT

We believe that requiring shareholder ratification of "golden parachute" severance packages with a total cost exceeding 2.99 times an executive's base salary plus target bonus will provide valuable feedback, encourage restraint, and strengthen the hand of the Board's compensation committee.

Unlike many large companies, including peers Verizon and CenturyLink, our Company has no policy requiring shareholder approval of "golden parachutes" and other severance arrangements that exceed three times an executive's base salary plus bonus.

According to the 2012 Proxy (page 69), if CEO Randall Stephenson is terminated without cause after a change in control, or resigns for "good reason," he could receive an estimated $34.1 million, more than *five times* his 2011 base salary plus target bonus.

Similarly, senior executives Rafael de la Vega and John Stankey could have received an estimated $18.2 and $18.4 million, respectively, more than *seven times* their base salary plus target bonus as of the end of 2011 (2012 proxy, page 69).

These estimated payouts to Stephenson, de la Vega and Stankey are in addition to qualified pension and non-qualified pension and deferred compensation plans, which pay millions more.

Although AT&T's Change in Control Severance Plan limits the lump sum cash payout to 2.99 times base salary plus target bonus, the proxy reveals that change-in-control termination payments include millions more from the accelerated vesting of long-term equity.

Most of these additional payouts result from the accelerated vesting of Performance Shares and Restricted Stock Units (RSUs). This practice effectively waives the performance conditions that justify AT&T's annual grants of "performance-based" long-term equity awards to senior executives, in our view.

For example, in the event of termination due to death or disability, Stephenson would have received nearly $28.5 million in unvested performance shares and restricted stock, which pays out at 100% of target (page 64).

We believe that AT&T's policy on shareholder ratification of executive severance should include the full cost of termination payments.

Please **VOTE FOR** this proposal.

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